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EMBRAER 190 JET RECEIVES 120-MINUTE ETOPS APPROVAL

Aircraft is the first in the world to meet the new FAA certification requirements



São José dos Campos, April 29, 2008 – The EMBRAER 190 jet received ETOPS (Extended Operations) certification for 120 minutes, this month, from the Federal Aviation Administration (FAA). This third member of the E-Jets family, seating up to 114 passengers, had already obtained the same certification from Brazil's National Civil Aviation Agency (Agência Nacional da Aviação Civil - ANAC), in February of this year.

The ETOPS 120 rating enables the EMBRAER 190 to fly routes that have a diversion airport up to 120 minutes from the flight path. Therefore, the jet can fly long distances over oceans, deserts and other inhospitable areas, thus increasing its operational capability, everywhere in the world, especially in Southeast Asia and Oceania. This new EMBRAER 190 feature is already available on regular Air Niugini flights connecting Papua New Guinea and Australia.

In March 2007, the EMBRAER 190 obtained its first ETOPS certification, for 75 minutes. This new approval is not merely an extension of the limit existing prior to the 120 minutes, but it also involves meeting a series of more demanding requirements. The Embraer jet is the first in the world to comply with the new rules established by Appendix K, Part 25, of the FAA's regulations, showing the high quality and extensive operational capacity of the EMBRAER 190.

"We are very proud of receiving this further certification, because of its complexity and the significant contribution it makes to increasing the reliability and flexibility of the E-Jets," said Antonio Campello, Embraer Vice President, Programs – Airline Market. *"ETOPS 120 minutes will help us to expand the competitive positioning of the E-Jets in such important regions as Southeast Asia and Oceania, where we offer our customers a product that provides a variety of marketplaces with comfort, efficiency, economy, and the highest quality available on the market."*

The EMBRAER 190 is one member of a family of four E-Jets, which is a new generation of aircraft optimized for the 70 to 120-seat segment. With their clean sheet design, Embraer's E-Jets are engineered to maximize passenger comfort, providing exceptional performance and superior operating economics. On March 31, 2008, Embraer had firm orders for 835 E-Jets, with an additional 840 options, totaling 1,675 orders from over 45 customers worldwide.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China
Rosana Dias	Christine Manna	Stéphane Guilbaud	Tracy Chen
rosana.dias@embraer.com.br	cmanna@embraer.com	sguilbaud@embraer.fr	tracy.chen@bjs.embraer.com
Cell: +55 12 9724 4929	Cell: +1 954 383 9950	Cell: +33 6 7522 8519	Cell: +86 139 1018 2281
Tel.: +55 12 3927 1311	Tel.: +1 954 359 3879	Tel.: +33 1 4938 4455	Tel.: +86 10 6598 9988
Fax: +55 12 3927 2411	Fax: +1 954 359 4755	Fax: +33 1 4938 4456	Fax: +86 10 6598 9986

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Note to Editors

Embraer (Empresa Brasileira de Aeronáutica S.A. - NYSE: ERJ; Bovespa: EMBR3) is the world's largest manufacturer of commercial jets up to 120 seats, and one of Brazil's leading exporters. Embraer's headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, the United States, France, Portugal, China and Singapore. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the Commercial Aviation, Executive Aviation, and Defense and Government segments. The Company also provides after sales support and services to customers worldwide. On March 31, 2008, Embraer had a workforce of 23,878 employees and a firm order backlog of US$ 20.3 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)

Rosana Dias
rosana.dias@embraer.com.br
Cell: +55 12 9724 4929
Tel.: +55 12 3927 1311
Fax: +55 12 3927 2411

North America

Christine Manna
cmanna@embraer.com
Cell: +1 954 383 9950
Tel.: +1 954 359 3879
Fax: +1 954 359 4755

Europe, Middle East and Africa

Stéphane Guilbaud
sguilbaud@embraer.fr
Cell: +33 6 7522 8519
Tel.: +33 1 4938 4455
Fax: +33 1 4938 4456

China

Tracy Chen
tracy.chen@bjs.embraer.com
Cell: +86 139 1018 2281
Tel.: +86 10 6598 9988
Fax: +86 10 6598 9986